Bellevue Life Sciences Acquisition Corp.

10900 NE 4th Street, Suite 2300

Bellevue, WA 98004

VIA EDGAR

February 8, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Ms. Stacie Gorman

Re:	Bellevue Life Sciences Acquisition Corp.

Registration Statement on Form S-1

File No. 333-264597

Acceleration Request

Requested Date:	February 9, 2023
Requested Time:	4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bellevue Life Sciences Acquisition Corp., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 9, 2023 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to our counsel, K&L Gates LLP, by calling Ms. Julie Rizzo at (919) 743-7336.

* * *

[Signature Page Follows]

Sincerely,

Bellevue Life Sciences Acquisition Corp.

By:	/s/ Kuk Hyoun Hwang
Kuk Hyoun Hwang
Chief Executive Officer

cc:	Gary Kocher, K&L Gates LLP

Julie Rizzo, K&L Gates LLP